State of Delaware
Secretary of State
Division of Corporations
Delivered 04:56 PM 11/16/2012
FILED 04:52 PM 11/16/2012
SRV 121239041 - 3051961 FILE

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF CHINA YIDA HOLDING, CO.

China Yida Holding, Co., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**Corporation**"), does hereby certify that:

FIRST: The name of the Corporation is China Yida Holding, Co.

SECOND: This Certificate of Amendment (this "**Certificate of Amendment**") amends the provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on June 4, 1999 (the "**Certificate of Incorporation**").

THIRD: Article IV of the Certificate of Incorporation is hereby deleted and replaced in its entirety with the following:

On August 1, 2012 the Corporation's Board of Directors and a majority of the shareholders entitled to vote on the action approved a 5 to 1 reverse stock split to be effective as soon as the Corporation completes filing an amendment to its Certificate of Incorporation (the "Split Effective Date"), each five (5) shares of the corporation's common stock issued and outstanding immediately prior to the Split Effective Date (the "Old Common Stock") shall automatically reclassified and changed into one share without any action on part of the holder thereof, which the Corporation shall be authorized to issue immediately subsequent to the Split Effective Date (the "New Common Stock"). Each holder of a certificate or certificates which immediately prior to the Split Effective Date represented outstanding shares of Old Common Stock (the "Old Certificates") shall, from and after the Split Effective Date, be entitled to receive upon surrender of such Old Certificates to the Corporation's transfer agent for cancellation, a certificate or certificates (the "New Certificates") representing the shares of New Common Stock into which the shares of Old Common Stock formerly represented by such Old Certificates so surrendered are reclassified under the terms hereof. No fractional shares of New Common Stock of the Corporation shall be issued. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of Common Stock of the Corporation. Instead, any fractional share shall be rounded to the next whole share.

This Corporation is authorized to issue the following capital stock:

(a) The total number of shares which the Corporation shall have authority to issue is One Hundred Ten Million (110,000,000), consisting of One Hundred Million (100,000,000) shares of Common Stock, par value $0.001 per share, (hereafter called the "Common Stock"), and Ten Thousand Million (10,000,000) shares of Preferred Stock, par value $0.0001 per share, (hereinafter called the "Preferred Stock").

(b) Shares of Preferred Stock may be issued from time to time in one or more series as may be established from time to time by resolution of the Board of Directors of the Corporation (hereinafter the "Board"), each of which series shall consist of such number of shares and have such distinctive designation or title as shall be fixed by resolution of the Board prior to the

issuance of any shares of such series. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution of the Board providing for the issuances of such series of Preferred Stock.

FOURTH: This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its officer thereunto duly authorized this 16th day of November, 2012.

CHINA YIDA HOLDING, CO.

By: */s/ Minhua Chen*
Name: Minhua Chen
Title: Chief Executive Officer